UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Acquisition

3 February 2010

PEARSON ACQUIRES MEDLEY GLOBAL ADVISORS

Leading provider of macro policy intelligence to investment banks, hedge funds and asset managers

Pearson, the international education and information company, today announces the acquisition of Medley Global Advisors LLC (MGA), a premier provider of macro policy intelligence to the world's top investment banks, hedge funds and asset managers. The acquisition strengthens the FT's position as a global leader in premium financial information. MGA had estimated gross assets of $7.3 million at the year end.

Medley Global Advisors provides in-depth research and analysis through email and verbal consultations to help clients understand and anticipate the major policy events driving interest rate, currency and energy markets.

The acquisition will enhance the FT's portfolio of services geared towards major global financial institutions and asset managers, including FTfm, its global fund management supplement, and Money-Media, the market leader in online news and commentary for the fund management sector.

"This acquisition delivers another premium service to an important FT audience and reinforces our strategy of building strong subscriber and digital businesses in core sectors,"
said John Ridding, Chief Executive of the Financial Times.

"MGA holds a unique position at the crossroads of the policy world and financial markets, combining primary research with direct access to policymakers to deliver breaking news and deep insights,"
Ridding said.
"We see strengths across its portfolio of businesses, which complement existing FT efforts and strategy, and substantial scope for international growth."

The business will continue to be run from its headquarters in New York City and will maintain offices in Washington, DC, London, Frankfurt, Beijing and Tokyo. The team will look to grow the business both in the US and globally.

Craig Sawin, president of Medley Global Advisors, said: "
This acquisition marks an important step in the development of MGA's business and we're delighted to be a part of the Financial Times. The FT's strong global position and expertise will strengthen our offering and serve as a great springboard for continued international expansion
."

ENDS

For more information:
Charles Goldsmith/Simon Mays-Smith:                                 + 44 (0)207 010 2310

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  03 February, 2010

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary